

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 3, 2017

Luke L. Alvarez
Chief Executive Officer
Inspired Entertainment, Inc.
250 West 57th Street, Suite 2223
New York, New York 10107

>   **Re: Inspired Entertainment, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 7, 2017**
>   **File No. 333-217215**

Dear Mr. Alvarez:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In the Form 8-K filed on February 3, 2017, you reported that on January 30, 2017, the board of directors approved a change in your fiscal year end from December 31st to September 30th. Because your fiscal year ended prior to your decision to change its end and because at the time of the Business Combination, you continued the fiscal year of the legal acquirer, you should have filed a transition report on Form 10-KT that included audited financial statements for the period from September 25, 2016 through December 31, 2016. See Rule 13a-10 of the Exchange Act. Please file this periodic report.

2.   In light of comment 1 above, you do not meet the eligibility requirements for registration on Form S-3 as set forth in Instruction I.A.3(b). Please amend to file on the appropriate registration statement form, or advise.

Part II Information Not Required in Prospectus

Item 16. Exhibits, page 23

Exhibit 5.1

3.   Please file a revised legal opinion to address the legality of the 4 million shares issuable upon the exercise of the 8 million warrants issued in your initial public offering. Also, the legal opinion states that the "shares of Common Stock have been legally issued and are fully paid and non-assessable." The opinion should be revised to distinguish between the shares that are currently outstanding and the shares issuable upon the exercise of warrants held by the selling stockholders.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3730 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Christopher S. Auguste
       Kramer Levin Naftalis & Frankel LLP